

April 9, 2014

<u>Via E-Mail</u>
Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, CA 92128

Re: BioMed Realty Trust, Inc.
BioMed Realty, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 10, 2014
File No. 001-32261 and File No. 000-54089

Dear Mr. Gold:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L.Gordon

Daniel L. Gordon
Branch Chief